SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC GROWS 200,000 (+2%)

79.4M PAX CARRIED IN 12 MONTHS TO APRIL 13 (UP 4%)

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (2 May) released passenger and load factor stats for April 2013, with its monthly traffic increasing by 200,000 (up 2%) to 7.4m passengers over April 2012. Ryanair's rolling 12-month traffic to April 2013 rose by 4% to a record 79.4m passengers, as follows:

	Apr 12	Apr 13	Change	Yr to Apr 13
Passengers	7.2M	7.4M	+2%	79.4M (+4%)
Load Factor	81%	81%	0%	82%

Ryanair's Robin Kiely said:

"Ryanair's traffic increased by 2% over April 2012, as we enjoyed a record 12-month period with almost 80m passengers choosing one of our ultra-low fares since April 2012, a rise of 4%. Only Ryanair sells Europe's lowest fares with no fuel surcharges guaranteed, across over 1,500 routes, connecting 180 destinations, while delivering Europe's No 1 customer service, with the most on-time flights, fewest cancellations and least mishandled bags."

ENDS

For further information
please contact:
                               Robin Kiely                               Joe Carmody
                               Ryanair Ltd                               Edelman Ireland
                              Tel: +353-1-8121212              Tel: +353-1-6789333
                              press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 May, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary